New SAC
                              c/o Maples & Calder
                                P.O. Box 309GT
                                 Ugland House
                              South Church Street
                           George Town, Grand Cayman
                                Cayman Islands








VIA EDGAR AND FACSIMILE

March 28, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:    Ms. Sara Hirsch
         Mr. Craig Olinger

         Re: Application for withdrawal under Rule 477(a) by New SAC, Seagate Technology International and the Subsidiary Guarantors listed in the Registration Statement on Form S-4 (File No. 333-59328)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), New SAC, Seagate Technology International and the subsidiary guarantors (the "Subsidiary Guarantors" and, together with New SAC and Seagate Technology International, the "Registrants" or "we") listed in the Registration Statement on Form S-4, Commission File No. 333-59328 (the "Registration Statement"), hereby apply for an order granting the immediate withdrawal of the Registration Statement, together with all exhibits and amendments thereto. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 20, 2001 and was amended on April 27, 2001.

Pursuant to the Registration Statement, the Registrants proposed to register an exchange offer (the "Exchange Offer") involving (i) the issuance by Seagate Technology International of $210 million in aggregate principal amount of its 12 1/2% senior subordinated notes (the "Exchange Notes"), which were to be offered in exchange for $210 million in aggregate principal amount of its 12 1/2% senior subordinated notes that were privately placed pursuant to Rule 144A and Regulation S (the "Outstanding Notes") and (ii) the issuance by New SAC and the Subsidiary Guarantors of guarantees of the Exchange Notes, which were to be offered by them in exchange for their guarantees of the Outstanding Notes.

In a letter to the Registrants dated May 15, 2001, the staff of the Commission expressed its view that, as a result of option plans that prevent most of the Subsidiary Guarantors from being wholly-owned by New SAC, the Subsidiary Guarantors are unable to rely on the relief provided by Rule 3-10(d) of Regulation S-X. Through communications in writing, over the telephone and in person with the staff of the Commission over the past year, we have sought to find a way to provide the financial information requested by the staff of the Commission. Because we do not believe we can, as a practical matter, comply with the requirements of Rule 3-10(a) of Regulation S-X as it applies to the Exchange Offer, we have determined at this time not to pursue the Exchange Offer.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. It is our understanding that the request will be deemed granted at the time of this filing, unless we receive notice from the Commission that the request will not be granted within 15 days from filing. No securities have been sold under the Registration Statement.

We hereby advise the Commission that we may undertake a subsequent private offering of debt securities that would be issued by a subsidiary of New SAC. To the extent that Rule 155(c) of the Securities Act is applicable thereto, any such offering would be done in reliance on and in accordance with that rule.

Should you have any questions regarding the foregoing application for withdrawal, please contact William H. Hinman, Jr., at (650) 251-5120, or Karen
M. King, at (650) 251-5155, of Simpson Thacher & Bartlett, our legal counsel in connection with the Registration Statement.


                                         Very truly yours,

                                         /s/ William L. Hudson

                                         William L. Hudson
                                         Senior Vice President, General Counsel
                                         and Corporate Secretary of New SAC



cc:      William H. Hinman, Jr., Simpson Thacher & Bartlett



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